COMMENTS RECEIVED ON 02/05/2018

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Fidelity U.S. Total Stock Fund

POST-EFFECTIVE AMENDMENT NO. 62 & 65

Strategic Advisers Fidelity U.S. Total Stock Fund

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

“Fund Summary” (prospectus)

“Fee Table”

“Management fee (fluctuates based on the fund's allocation among underlying funds and sub-advisers)”

C:

The Staff requests we explain in detail how the fund’s management fee structure and management agreement precisely describe all compensation to be paid thereunder in accordance with section 15(a)(1) of the 1940 Act.

R:

Consistent with Section 15(a)(1) under the Investment Company Act of 1940, as amended, each fund’s Management Agreement with Strategic Advisers, Inc. (Strategic Advisers) describes the compensation to be paid under each agreement. As will be fully disclosed in the 485(b) filing, pursuant to the terms of each agreement, the monthly management fee for each fund consists of: (1) an annual rate of 0.25% of the average daily net assets of the fund throughout the month, which is retained by Strategic Advisers; and (2) the total fees payable monthly to the sub-advisers retained by the fund and Strategic Advisers pursuant to investment sub-advisory agreement; provided that the management fee may not exceed a contractual maximum management fee rate of 1.00%. The contract precisely describes all components of the compensation paid to Strategic Advisers by the fund. The fee structure is beneficial for fund shareholders in that any decrease in sub-advisory fees that results from Strategic Advisers renegotiating sub-advisory fees or due to the reallocation of the fund’s assets among sub-advisers is passed on to fund shareholders. In addition, the contractual maximum management fee rate, which provides a ceiling on the management fee charged to fund shareholders, is disclosed in a footnote to the fee table. In connection with the approval and annual renewal of the fund’s management contract, the Board will consider both the effective management fee rate and the contractual maximum management fee rate.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm that the fee table will show the maximum management fee under the fee arrangement.

R:

Because Form N-1A requires that the management fee be presented as of the most recently completed fiscal year, the footnote in question has been added to disclose that the amount paid can vary year to year based on the assets allocated to each sub-adviser.  We note, however, that an additional footnote to the fee table discloses the contractual maximum fee payable by shareholders under the management contract.

“Fund Summary” (prospectus)

“Fee Table”

“(a)  Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed [__]% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to [___]% of the fund's average daily net assets. This arrangement will remain in effect through [______]. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.”

C:

If the fee waiver is subject to recoupment, the Staff requests we disclose this in the footnote.

R:

The waiver described in the footnote is not subject to recoupment and we have updated the footnote as follows:

Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 1.00% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to 0.25% of the fund's average daily net assets. This arrangement will remain in effect through September 30, 2020, and neither the Adviser nor any of its affiliates retains the ability to be repaid with respect to this arrangement. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.

“Fund Summary” (prospectus)

“Fee Table”

“Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed [__]% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to [___]% of the fund's average daily net assets. This arrangement will remain in effect through [______]. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.”

C:

The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement. We confirm that the Management Fee Waiver Agreement will be filed as an exhibit to the registration statement.

“Fund Summary” (prospectus)

“Fee Table”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying funds, but it will incur transaction costs when it buys and sells other types of securities directly (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the example, affect the fund's performance.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs, such as commissions.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add a policy to invest in all market capitalizations.

R:

The following underlined sentence will be added the disclosure contained in the “Principal Investment Strategies” sub-section of the “Investment Details” section:

“The fund is not constrained by any particular investment style. At any given time, the fund may tend to buy "growth" stocks or "value" stocks, or a combination of both types. Additionally the fund is not limited to investing in securities of a specific market capitalization and may hold securities of large, medium and/or small capitalization companies.”

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that small cap and mid cap risks be added to the “Principal Investment Risks” section in the “Fund Summary.”

R:

The risks associated with small cap and mid cap investing are not principal investment risks of the fund.  Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” −− “Stock Market Volatility” in the “Fund Summary” section.

“Investment Details” (prospectus)

“Principal Investment Risks”

“Foreign Exposure.  Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that its current risk disclosure is appropriate.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Pursuant to an exemptive order granted by the Securities and Exchange Commission (SEC), Strategic Advisers, Inc. (Strategic Advisers) is permitted, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements. Subject to oversight by the Board of Trustees, Strategic Advisers has the ultimate responsibility to oversee the fund’s sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement.”

C:

The Staff requests we remove the italicized language from the “Principal Investment Strategies” section of the fund summary since it is not a principal investment strategy.

R:

We consider Strategic Advisers’ operation as a “manager of managers” to be directly related to the fund’s utilization of multiple sub-advisers as part of its principal investment strategies and believe the disclosure of a fund’s principal investment strategies would not be complete if this disclosure were omitted. Accordingly, we have not removed the disclosure from the “Fund Summary” section of the prospectus.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add growth and value investing risks to “Principal Investment Risks” in the “Fund Summary” section.

R:

The risks associated with these specific investment styles are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under “Principal Investment Risks” ‐ ‐ “Stock Market Volatility” in the “Investment Details” section.

“Fund Summary” (prospectus)

“Investment Adviser”

“Strategic Advisers (the Adviser) is the fund's manager. [___] has been retained to serve as a sub-adviser for the fund.”

C:

The Staff requests we confirm that each sub-adviser will be disclosed, its fee precisely described, and its advisory agreement included as an exhibit to the registration statement.

R:

Each sub-adviser will be disclosed in the registration statement and its fees and advisory agreement will be disclosed and filed consistent with the Trust’s existing manager-of-managers exemptive relief (IC-27585).

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the fund, the fund believes that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the fund has clearly disclosed that these strategies are non-principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain whether derivatives will be included in the calculation of the fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, the Staff requests we confirm that the notional value of the funds derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, we confirm that at this time, the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.”

C:

The Staff requests we add disclosure to the concentration policy to clarify if the fund will consider the concentration of its underlying investment companies when determining the fund’s compliance with its concentration policy.

R:

As a result of a drafting oversight, the initial filing excluded the standard qualification regarding the treatment of investment companies in which the fund may invest.  The policy has been revised as follows:

 “The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry (provided that investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation).” (emphasis added).

FOLLOW UP COMMENTS RECEIVED ON 03/12/2018

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Fidelity U.S. Total Stock Fund

POST-EFFECTIVE AMENDMENT NO. 62 & 65

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry (provided that investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation).”

C:

The Staff asserts that the fund and Adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. The Staff requests we add disclosure in this section to clarify that the fund will consider the stated concentration policies of underlying investment companies when determining the fund's compliance with its concentration policies.

R:

As the fund’s concentration limit indicates, it does not intend to concentrate in any one industry. Further, the fund will disclose that it does not treat “investment companies” as a particular industry for purposes of its concentration limit. We believe this approach is reasonable and consistent with old Guide 19 to Form N-1A, which provides that if a registrant selects its own industry classification, the classification must be reasonable and disclosed in the SAI, including a policy not to concentrate. Notwithstanding the above, we acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, the fund will take such policy into account in connection with any investment in such underlying fund.